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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              REN CORPORATION--USA
                           (Name of Subject Company)

                              REN CORPORATION--USA
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                           COMMON STOCK--759656 10 1
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               RALPH Z. LEVY, JR.
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              REN CORPORATION--USA
                              6820 CHARLOTTE PIKE
                           NASHVILLE, TENNESSEE 37209
                                 (615) 353-4200
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                            ------------------------

                                    COPY TO:
                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is REN Corporation--USA, a Tennessee corporation (the "Company"), and the address of the principal executive offices of the Company is 6820 Charlotte Pike, Nashville, Tennessee 37209. The title of the class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by REN Acquisition Corp., a Tennessee corporation ("Purchaser"), a wholly owned subsidiary of COBE Laboratories, Inc., a Colorado corporation ("COBE"), which is an indirect wholly owned subsidiary of Gambro AB, a Swedish corporation ("Gambro"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated September 19, 1995, to purchase all outstanding shares of Common Stock (the "Shares") at $20.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser is 1185 Oak Street, Lakewood, Colorado 80215.

    The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of September 12, 1995 (the "Merger Agreement") among the Company, Purchaser, COBE and Gambro. The Merger Agreement is filed as an exhibit to this statement and is incorporated herein by reference. A copy of the press release issued by the Company on September 13, 1995 is filed as an exhibit to this statement and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, is set forth above under Item 1.

    (b)(1) In considering the recommendation of the Board with respect to the Offer and the Merger and the fairness of the consideration to be paid under the Offer and in the Merger, shareholders of the Company should be aware that certain officers and directors of the Company have interests in the Offer and the Merger, including those referred to below that present them with potential conflicts of interest. The Special Committee (as defined below) and the Board of Directors of the Company (the "Board") were aware of these potential conflicts prior to the execution of the Merger Agreement.

    Under the Stock Purchase Agreements (as defined below), so long as COBE owns a majority of the Shares, COBE may designate a majority of the members of the Board. Accordingly, as a result of COBE's ownership of approximately 53% of the Shares, COBE has designated three members of the Board, namely, Jan Gustavsson, Herbert S. Lawson and Mats Wahlstrom. At present, the Company's Board consists of six members.

    Mr. Gustavsson was elected to the Board in April 1993. Since March 1993, Mr. Gustavsson has served as Chief Financial Officer of Gambro. Since November, 1993, Mr. Gustavsson has been a member of the Board of Directors of COBE.

    Mr. Lawson was elected to the Board in October 1992. Since July 1992, Mr. Lawson has served as Vice President and Treasurer of COBE.

    Mr. Wahlstrom was elected to the Board in May 1991 and currently serves as Chairman of the Board. Between 1985 and 1993, Mr. Wahlstrom served as the Chief Financial Officer of Gambro and since March 1993 has served as Executive Vice President of Gambro. Since June 1990, Mr. Wahlstrom has been a member of the Board of Directors of COBE and has served as Executive Vice President of COBE. Since May 1991, Mr. Wahlstrom has also served as President of COBE.

    Mr. Lawrence J. Centella was elected to the Board in October 1992 and has served as the President and Chief Executive Officer of the Company since July 1993. From July 1990 to July 1993, Mr. Centella was the President of COBE Renal Care, Inc., a subsidiary of COBE, and from April 1989 to June, 1990, Mr. Centella was the President of Gambro-Hospital, Inc., a subsidiary of Gambro. Pursuant to the Employment Agreement dated as of July 14, 1993 between Mr. Centella and the Company, the Company agreed to employ Mr. Centella as its President and Chief Executive Officer from the date thereof until December 31, 1996. Furthermore, the Company has the option of extending the term of the agreement for an additional three years. The Company shall (i) pay Mr. Centella a base salary of $250,000 per year, (ii) enter into a qualified deferred compensation agreement, effective from January 1, 1994, to defer $9,000 of the base salary for 1994 for 10 years, and (iii) commencing with the Company's 1994 fiscal year, pay Mr. Centella certain performance related bonuses. The Company also agreed to grant Mr. Centella Options to purchase up to 200,000 Shares in certain circumstances.

    Compensation of Directors; Consultation Agreement; Special Committee Fee. As Chairman of the Board, Mr. Wahlstrom receives annual compensation of $40,000 per year. All other directors of the Company currently receive $20,000 per annum for serving as a member of the Board. In addition, each member of the Board receives $2,500 for each meeting of the Board attended in person and $1,000 for each committee meeting attended in person. The committees of the Board consist of an Audit Committee, composed of Messrs. Lawson and Gustavsson and Drs. Jacobs and Kokko; a Compensation Committee, composed of Mr. Lawson and Drs. Jacobs and Kokko; and an Executive Committee, composed of Dr. Kokko and Messrs. Centella, Lawson and Wahlstrom. Directors are entitled to participate in the Company's Stock Option Plan.

    Dr. Kokko was elected to the Board in July 1993 and is a member of the Special Committee. Pursuant to a letter dated as of September 14, 1992 (approximately three years prior to the date Dr. Kokko was appointed to serve on the Special Committee), from the Company to Dr. Kokko, Dr. Kokko was retained by the Company as a consultant and, in accordance with such letter, currently receives $4,000 per month from the Company for services rendered to the Company as a consultant.

    Each member of the Special Committee, Drs. Kokko and Jacobs, will be paid a fee of $30,000 by the Company for their services as members of the Special Committee. In addition, each member of the Special Committee will be reimbursed by the Company for any expenses attributable to service in the capacity as a member of the Special Committee in addition to their regular compensation for serving as a director of the Company.

    Beneficial Ownership of Common Stock. The following table sets forth certain information, as of September 13, 1995, regarding the ownership of Common Stock by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, each director of the Company, the Chief Executive Officer of the Company, and the four most highly compensated officers of the Company, and all executive officers and directors of the Company as a group:

                                                                AMOUNT AND NATURE
    NAME OF BENEFICIAL OWNER                                 OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS
----------------------------------------------------------   -----------------------    ----------------
REN Acquisition Corp.(1)..................................          10,036,221                53.0%
1185 Oak Street
Lakewood, CO 80215
Lawrence J. Centella(2)...................................             207,138              *
Jan Gustavsson(3).........................................          10,036,221                53.0%
Magistratsvagen 16 Box 10101
S-220 10 Lund, Sweden
M. Stephen Harrison(4)....................................              39,507              *

                                                                AMOUNT AND NATURE
    NAME OF BENEFICIAL OWNER                                 OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS
----------------------------------------------------------   -----------------------    ----------------
J. Kenneth Jacobs, M.D.(5)................................              91,100              *
Juha P. Kokko, M.D., Ph.D.(6).............................              15,000              *
Herbert S. Lawson(7)......................................          10,037,721                53.1%
Ralph Z. Levy, Jr.(8).....................................          10,105,727              *
Lowell F. Martin(9).......................................              21,705              *
Mats Wahlstrom(7).........................................          10,038,721                53.1%
1185 Oak Street
Lakewood, CO 80215
Bradley S. Wear(11).......................................              95,459              *
All Officers and Directors as a Group (13 Persons)........          10,135,416                53.6%

------------

* Less than one percent.

 (1) REN Acquisition Corp. is a direct wholly owned subsidiary of COBE. COBE is a direct wholly owned subsidiary of Gambro GmbH, a German corporation, which is a direct wholly owned subsidiary of Gambro AB, a Swedish corporation. Shares representing approximately 58.5% of the total voting power of Gambro AB are held by Incentive AB, a Swedish corporation.

 (2) Includes 200,000 options to purchase Shares and 356 Options granted pursuant to the ESPP.

 (3) Includes 10,036,221 Shares owned by REN Acquisition Corp. Mr. Gustavsson is an employee of Gambro AB. Mr. Gustavsson disclaims any beneficial ownership of such Shares.

 (4) Includes 37,500 Options to purchase common stock of the Company.

 (5) Includes 15,000 Options to purchase common stock of the Company.

 (6) Includes 15,000 Options to purchase common stock of the Company.

 (7) Includes 10,036,221 Shares owned by REN Acquisition Corp., of which Messrs. Lawson and Wahlstrom, who are directors of the Company, are directors. Messrs. Lawson and Wahlstrom disclaim any beneficial ownership of such shares.

 (8) Includes 10,036,221 Shares owned by REN Acquisition Corp., of which Mr. Levy is a director. Mr. Levy disclaims any beneficial ownership of such Shares. Includes 67,500 options to purchase common stock of the Company and 227 Options to purchase common stock of the Company granted pursuant to the ESPP.

 (9) Includes 20,000 Options to purchase common stock of the Company and 199 Options to purchase common stock of the Company granted pursuant to the ESPP.

(10) Includes 95,000 Options to purchase common stock of the Company.

    (b)(2) Pursuant to three stock purchase agreements described below (collectively, the "Stock Purchase Agreements") between COBE and the Company, COBE purchased from the Company a total of 9,337,399 shares of Common Stock, representing approximately 51.1% of the Shares. The Stock Purchase Agreements referred to in the preceding sentence are (i) the Stock Purchase Agreement, dated as of May 11, 1991, as amended through April 26, 1994, (ii) the Stock Purchase Agreement, dated as of February 9, 1992, as amended through March 17, 1992 and (iii) the Stock Purchase Agreement, dated as of July 2, 1992, as amended through September 15, 1992. In addition, pursuant to Letter Agreements dated as of July 14, 1993, COBE acquired 204,020 Shares from Elizabeth G. Tannenbaum, individually and as custodian and trustee, and 489,280 Shares from Jerome S. Tannenbaum, M.D., the Company's former Chairman, President and Chief Executive Officer, in privately negotiated transactions at a price of $16 per Share, or an aggregate purchase price of $11,092,800. Of this amount, $9,092,800 was paid in cash and $2 million was paid by a promissory note to Dr. Tannenbaum. COBE currently owns 10,036,221 Shares, representing approximately 53% of the total outstanding Shares.

    The Stock Purchase Agreements provide that, subject to certain exceptions, during the time period specified therein, COBE shall not directly or indirectly acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership of any securities of the Company, unless specifically requested to do so in writing in advance by the Board (the "Standstill Provision").

    On July 13, 1995, the boards of directors of Gambro and COBE approved an acquisition of all of the Shares which COBE did not already own at $18.00 per Share and authorized Mr. Mats Wahlstrom, who is the Chairman of the Board and also the President of COBE, to present a proposal for an acquisition on those terms to the Board.

    Later on July 13, 1995, the Board held a meeting at which Mr. Wahlstrom informed the Board that COBE was interested in purchasing all of the remaining Shares that COBE did not already own. Mr. Wahlstrom expressed that COBE believed that COBE and the Company must grow, by acquisition or otherwise, to compete effectively in the healthcare industry and that this growth could be achieved more effectively if the Company becomes a wholly-owned subsidiary.

    Mr. Wahlstrom discussed the terms on which COBE was willing to make a proposal and explained that the Standstill Provision prevented COBE from making a proposal to acquire Shares unless the Board requested it to do so in writing. Mr. Wahlstrom also stated that, if the Board were to invite COBE to make such a proposal, a special committee of independent directors to represent the interests of stockholders other than COBE or its affiliates should be established and that that committee should consist of Dr. J. Kenneth Jacobs and Dr. Juha P. Kokko, who are not affiliated with COBE or Gambro.

    The Board unanimously determined to waive the Standstill Provision for the limited purpose of allowing COBE to deliver a proposal to the Company on the terms discussed by Mr. Wahlstrom. However, the Standstill Provision continued to prohibit COBE or its affiliates from actually acquiring Shares without a further waiver. The Board then established a special committee (the "Special Committee"), consisting of Dr. Jacobs and Dr. Kokko, for the purpose of considering, negotiating and submitting a recommendation to the Board concerning the terms of the proposal to be made by COBE.

    The Company then delivered the following letter to COBE:

July 13, 1995
COBE Laboratories, Inc.
1185 Oak Street
Lakewood, Colorado 80215
Attention: Mats Wahlstrom

    Re: Request for Proposal to Acquire Common Stock

Gentlemen:

    As of the date hereof and pursuant to Section 5.11 of the Stock Purchase Agreement dated as of May 24, 1991 between REN Corporation--USA (the "Corporation") and COBE Laboratories, Inc. ("COBE"), as amended as of October 1, 1992 (the "Stock Purchase Agreement"), the Corporation, pursuant to the duly authorized action of its Board of Directors, hereby permits COBE to submit its proposal to acquire all the common shares, no par value, of the Corporation that COBE does not currently own pursuant to the letter attached hereto from COBE addressed to the Board of Directors of the Corporation and dated as of July 13, 1995.

                                          Very truly yours,
                                          REN CORPORATION--USA

                                          By:      /s/ LAWRENCE J. CENTELLA
                                              ..................................
                                              Name: Lawrence J. Centella
                                              Title: President and Chief
                                                       Executive Officer

    COBE delivered the following letter to the Board containing its proposal (the "Proposal"):

July 13, 1995
Board of Directors of REN Corporation--USA
Gentlemen:

    I am pleased to offer on behalf of COBE Laboratories, Inc. ("COBE"), to acquire the equity interest represented by all of the issued and outstanding common shares, no par value, of REN Corporation--USA ("REN") not currently owned by COBE including all common shares that may be issued upon the exercise of options and warrants outstanding on the date hereof (the "Public Shares"). The principal terms of our offer are as follows:

    1. The transaction would be a cash merger in which each holder of a Public Share would receive $18 per share, or an aggregate of approximately $170 million based on the number of Public Shares outstanding on July 12, 1995.

    2. Consummation of the acquisition would be subject to among other things, approval by the Board of Directors of REN and other conditions customary in a transaction of this type.

    3. COBE proposes to finance the acquisition of the Public Shares from bank borrowings.

    4. We anticipate that, upon completion of the acquisition, COBE will cause the common shares of REN to be delisted from trading on the NASDAQ National Market System and to cause deregistration of such common shares with the Securities and Exchange Commission.

    We believe that our offer is fair to, and in the best interests of, REN and its public shareholders. The proposed acquisition price is equivalent to an 18% premium over the average closing price of the common shares on the NASDAQ National Market System over the 60 trading days ended July 12, 1995.

    We believe that the investment by COBE in REN has been beneficial to COBE and its parent, Gambro AB, and also to REN's public shareholders. However, COBE and REN are facing an increasingly competitive environment and the prospect of industry-wide consolidation. We believe that COBE and REN must grow, by acquisition or otherwise, to compete effectively in this rapidly changing environment and that this growth can be achieved much more effectively if REN becomes a wholly owned subsidiary.

    We wish to make it clear that we are not interested under any circumstances in selling our interest in REN and that there is thus no prospect of a sale of controlling interest to a third party. Our offer is made pursuant to your letter dated as of July 13, 1995 to COBE.

    We understand that you may wish to deliberate on this offer through a special committee of independent directors and that such committee may wish to retain its own advisors to assist in those deliberations. We invite your representatives to meet with our advisors to discuss this proposal at your earliest convenience.

    We hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

                                          Sincerely

                                                  /s/ MATS WAHLSTROM
                                          ......................................

                                                      Mats Wahlstrom
                                                        President
                                                 COBE Laboratories, Inc.

    The Company issued the following press release, dated July 14, 1995, in connection with the Proposed Transaction:

        "COBE LABORATORIES, INC. PROPOSES TO BUY PUBLIC INTEREST IN ITS
              REN CORPORATION-USA SUBSIDIARY FOR $18.00 PER SHARE.

    COBE Laboratories, Inc., a wholly-owned subsidiary of Gambro AB, today announced a proposal to acquire all of the equity interests in REN Corporation-USA (NASDAQ National Market System: RENL) not currently owned by COBE Laboratories, Inc., including all common shares that may be issued upon the exercise of options and warrants outstanding on July 12, 1995.

    Under the proposed transaction, the public shareholders of REN Corporation-USA would receive $18.00 a share in cash, or an aggregate of approximately $170.2 million for all the shares of common stock, no par value (the "Common Stock"), of REN Corporation-USA held by the public. As of the date hereof, COBE Laboratories, Inc. owns approximately 53% of the Common Stock of REN Corporation-USA.

    The offer is subject to the approval of the Board of Directors of REN Corporation-USA, and other conditions customary in transactions of this type.

    The offer also noted that the proposed acquisition price is equivalent to an approximately 17.9% premium over the average closing price of REN
Corporation-USA Common Stock on the NASDAQ National Market System over the 60 trading days ended July 12, 1995.

    In response to the offer by COBE Laboratories, Inc., the Board of REN Corporation-USA has established a special committee of its independent directors to consider the terms of the offer and to make recommendations in connection with the offer to the Board of Directors of REN Corporation-USA.

    UBS Securities, Inc. is acting as financial advisor to COBE Laboratories, Inc. in connection with the proposed transaction.

July 14, 1995"

    In the second half of July 1995, the Special Committee retained Alex. Brown as its financial advisor and also retained independent legal counsel. Beginning at the end of July 1995, the Special Committee's financial and legal advisors commenced an investigation of the Company and its business. As part of that investigation, officers of the Company met with, and supplied information to, the Special Committee's financial and legal advisors.

    On August 8, 1995, the Special Committee held a telephonic meeting with its financial and legal advisors. At that meeting, the Special Committee discussed the results of the investigation of the Company and its business (which was still ongoing) that the Committee's financial and legal advisors were conducting and the possible structure and terms of any agreement that might be reached with COBE. Between August 8 and August 28, the financial and legal investigation of the Company and its business continued.

    On August 28, 1995, the Special Committee held a meeting in Nashville, Tennessee with its financial and legal advisors. The Special Committee reviewed and discussed with its counsel its fiduciary duties and the rights and powers of the Special Committee under applicable law, the Charter and By-laws of the Company and under the Stock Purchase Agreement. The Special Committee was advised that its purpose was to negotiate at arm's length with COBE in order to protect the interests of the Company's stockholders other than COBE and its affiliates. The Special Committee was further advised that it was under no obligation to reach any agreement at all with COBE unless the Special Committee determined that such an agreement was in the best interests of the Company's stockholders other than

COBE and its affiliates. The Special Committee also discussed the possibility, and the benefits and detriments, of the use of forms of consideration other than cash in a transaction with COBE and discussed the possible structure of a transaction with COBE, including the benefits and detriments of the use of a tender offer and of a single-step merger transaction and the possibility of requiring majority of the minority tendering or voting conditions.

    At the August 28 meeting, Alex. Brown made a financial presentation about the Company to the Special Committee, which included various analyses, including a review of the reported price and trading activity for the Shares, a comparison of certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, a review of the financial terms of certain recent business combinations and a discounted cash flow analysis. The Special Committee also received a presentation from its legal advisors on certain proposed and pending federal legislative and regulatory initiatives, including in the Medicare reimbursement area, and discussed and considered the possible impact of those initiatives on the Company. The Special Committee's legal advisors also discussed with the Committee the terms of a draft merger agreement that had been submitted to the Special Committee's legal advisors by COBE's legal advisors.

    In light of the foregoing, the Special Committee discussed at the August 28 meeting whether any transaction with COBE would be desirable at this time and determined that it would be in the best interests of the Company's shareholders other than COBE or its affiliates to enter into negotiations with COBE regarding a possible transaction. At the August 28 meeting, the Special Committee authorized its financial advisors to approach COBE's financial advisors with a proposal for a transaction at $22.00 per Share. The Special Committee also authorized its legal advisors to attempt to negotiate open issues with respect to the non-financial terms of a merger agreement with COBE's legal advisors. The Special Committee's legal advisors commenced that process following the August 28 meeting.

    On August 30, 1995, the financial advisors for COBE and the Special Committee met, at which time the Special Committee's financial advisors proposed a price of $22.00 per Share and also requested COBE to consider a transaction in which Gambro stock would be used as consideration, possibly in addition to cash. COBE's financial advisors stated that a price of $22.00 per Share price was far too high and also stated that COBE and Gambro were unwilling to use Gambro stock instead of cash.

    On September 6, 1995, COBE's financial advisors proposed to the Special Committee's financial advisors that the transaction be effected through a cash tender offer, followed by a merger, at $19.25 per Share. During the next several days, the members of the Special Committee discussed that proposal with their financial and legal advisors and representatives of the Special Committee held discussions with representatives of COBE.

    On September 9, 1995, the Special Committee held a telephonic meeting to discuss COBE's proposal at $19.25 per Share. The Special Committee decided to reject COBE's $19.25 per Share proposal and negotiate for a higher price. The Special Committee also discussed the advantages and disadvantages of effecting a transaction through a tender offer.

    On September 10, 1995, the Special Committee and Mr. Wahlstrom, representing COBE, met with their financial advisors. After some discussion and an unsuccessful effort by Mr. Wahlstrom to persuade the Special Committee to accept a price of less than $20.00 per Share, Mr. Wahlstrom proposed a price of $20.00 per Share in a transaction effected through a tender offer. Mr. Wahlstrom stated that COBE would not pay a higher price. The Special Committee indicated that it would accept this proposal subject to negotiation of the terms of a definitive merger agreement. Following that meeting, the Special Committee authorized its legal advisors to continue negotiations on the terms of a definitive merger agreement, including the terms and conditions of the proposed tender offer, subject to approval by the Special Committee and the Board. Those negotiations took place during September 11 and 12, 1995.

    On September 12, 1995, the Special Committee held a telephonic meeting with its financial and legal advisors. The Special Committee reviewed the Merger Agreement as it had been finally negotiated between its legal advisors and COBE's legal advisors. Alex. Brown rendered its oral opinion that the consideration of $20.00 per Share, in cash, to be received by the Company's stockholders, other than Gambro, COBE, Purchaser and their affiliates, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders as of the date of the opinion. That opinion has since been confirmed in writing.

    No limitations were imposed by the Special Committee upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion. Alex. Brown relied, with the permission of the Special Committee, on the statement made by COBE that it would not dispose of its Shares or vote its Shares in favor of any transaction involving the sale of the Company and Alex. Brown was not requested or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Shares or the assets of the Company or any of its constituent businesses.

    The full text of the opinion of Alex. Brown dated as of September 12, 1995, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I. Holders of Shares are urged to read this opinion in its entirety. Alex. Brown's opinion is directed only to the fairness from a financial point of view of the cash consideration to be received by the holders of Shares and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer. The following summary of the opinion of Alex. Brown is qualified in its entirety by reference to the full text of such opinion.

    In connection with its opinion, Alex. Brown reviewed the Merger Agreement and certain publicly available financial information concerning the Company. Alex. Brown also reviewed certain internal financial analyses and other information, including financial projections furnished to it by the Company and held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Alex. Brown (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    As described in the opinion, Alex. Brown assumed, without independent verification, the accuracy and completeness of the information that it reviewed and relied upon for purposes of rendering its opinion. With respect to the financial projections furnished to it, Alex. Brown assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgements of the senior management of the Company as to the likely future financial performance of the Company. In addition, Alex. Brown did not make an independent valuation or appraisal of the assets of the Company, nor was it furnished with any such valuation or appraisal. Alex. Brown's opinion stated that such opinion was based on market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion.

    The following is a summary of the report presented by Alex. Brown to the Special Committee on September 12, 1995 (the "Alex. Brown Report") in connection with its September 12, 1995 opinion.

    Stock Trading History. Alex. Brown reviewed the historical trading volume and market prices for the Shares. In addition, Alex. Brown reviewed and analyzed the relationship between movements of the price of the Shares and movements in the Standard & Poor's average of 500 stocks and movements in the prices of companies considered by Alex. Brown to be reasonably similar to the Company. This analysis showed that the $20.00 per Share offer price was 20.3% higher than the highest closing price for the Shares prior to announcement of the Proposal by COBE on July 14, 1995.

    Comparison of the Company with Selected Publicly Traded Companies. Alex. Brown compared certain financial information for the Company with corresponding data and ratios for the following group of six publicly traded health care services companies: American Medical Response, Inc., HEALTHSOUTH Corporation, Lincare Holdings Inc., Renal Treatment Centers, Inc., Surgical Care Affiliates, Inc. and Vivra Incorporated. Such financial information included market value, aggregate market value (market value adjusted by adding debt and subtracting cash and marketable securities), profitability, returns, growth rates and implied multiples of revenues, operating cash flow (earnings before depreciation, amortization, interest and taxes less minority interest), operating income (earnings before interest and taxes less minority interest), net income and estimated future earnings per share (as reported by I/B/E/S) for the calendar years 1995 and 1996. This analysis showed that on September 8, 1995, the ratio of stock price to projected calendar 1995 earnings per share for the six companies listed above ranged from 16.5x to 25.3x and with a mean of 20.7x and the ratio of stock price to projected calendar 1996 earnings per share ranged from 13.7x to 19.9x with a mean of 16.9x. The implied equity value per share based on the mean multiples and the Company's projected calendar 1995 and 1996 net income was $14.14 and $16.61, respectively. Alex. Brown noted that the ratio of the $20.00 offer price to the Company's projected calendar 1995 earnings per Share was 29.4x and the ratio of the offer price to the Company's projected calendar 1996 earnings per Share was 20.4x.

    Analysis of Selected Health Care Merger and Acquisition Transactions. Alex. Brown analyzed, based on thirteen recent mergers and acquisitions in the alternate-site health care delivery market, the financial multiples of equity purchase price to last twelve months' net income and to forward twelve months' net income and the multiples of aggregate purchase price (equity purchase price adjusted by adding debt and subtracting cash and marketable securities) to last twelve months' revenues, operating cash flow and operating income. Alex. Brown also analyzed the premiums of the purchase price over stock prices prior to transaction announcement in these transactions. Alex. Brown calculated the implied equity value per share of the Company by applying the Company's actual and forecasted financial results to the mean multiple for each of the measures derived from this analysis. For the thirteen transactions in the alternate-site health care delivery market, the implied equity value per Share ranged from $15.25 to $23.72.

    Analysis of Selected Minority Buyouts. Using publicly available information, Alex. Brown analyzed the purchase prices and premiums of the purchase price over stock prices prior to transaction announcement paid in 31 minority buyout transactions with values greater than $25.0 million since 1990. This analysis resulted in a range of purchase price premiums to the stock price one day prior to announcement of (9.8%) to 66.7%, with a mean purchase price premium of 26.6% and a median purchase price premium of 24.3%. Alex. Brown also analyzed the range of purchase price premiums to the stock price one month prior to transaction announcement which indicated a range of 16.5% to 88.6% with a mean purchase price premium of 32.7% and a median purchase price premium of 28.9%. Alex. Brown calculated the implied Company purchase price per Share based on these premiums. This analysis implied purchase prices per Share of $19.94 and $19.58 based on the mean and median premiums, respectively, to the stock price one day prior to announcement, and implied purchase prices per Share of $19.58 and $19.01 based on the mean and median premiums, respectively, to the stock price one month prior to announcement.

    Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Alex. Brown calculated the present value of the future cash flows that the Company could produce over a five-year period from 1996 through the end of 2000 under various assumptions. The cash flows were based on financial forecasts prepared by the Company's management for 1995 through 1998 and estimates for 1999 and 2000 which were based on an extrapolation of the 1998 data and were reviewed with the Company's management. Alex. Brown discounted these cash flows to September 30, 1995, at discount rates ranging from 11.0% to 15.0% based upon the consideration of a number of factors, including cost of capital, required rates of return to investors and risks attributable to the uncertainty of achieving the projected cash flows. The terminal value was computed based on projected earnings before depreciation, amortization, interest and taxes less minority interest in calendar year 2000 and a range of terminal multiples of 7.0x to 9.0x. The foregoing analysis resulted in a present value range for the Company of $18.63 to $27.63 per share.

    The summary set forth above does not purport to be a complete description of the presentation by Alex. Brown of the Alex. Brown Report to the Special Committee or the analyses performed and factors considered by Alex. Brown in connection with its opinion dated September 12, 1995. A copy of the Alex. Brown Report has been attached hereto as Annex I. Alex. Brown believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in the opinion and the Alex. Brown Report. In performing its analyses, Alex. Brown made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those which are suggested by such analyses.

    Alex. Brown is a nationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown regularly publishes research reports regarding the health care industry and the businesses and securities of publicly traded companies in that industry.

    After reviewing the foregoing analysis and receiving the oral opinion of Alex. Brown, the Special Committee recommended that the Board approve and adopt the Merger Agreement and approve and consent to the Offer.

    Also on September 12, 1995, and immediately following the Special Committee meeting, the Board held a telephonic meeting at which the opinion of Alex. Brown and the recommendations of the Special Committee were presented and the Board approved and adopted the Merger Agreement.

    On September 12, 1995, the Board also delivered to the Board of COBE the following letter requesting that Gambro, COBE and Purchaser enter into the Merger Agreement and consummate the transactions contemplated thereby in accordance with the terms and conditions of the Merger Agreement:

September 12, 1995
COBE Laboratories, Inc.
1185 Oak Street
Lakewood, Colorado 80215
Attention: Mats Wahlstrom

  Re: Request for Proposal to Acquire Common Stock

Gentlemen:

    As of the date hereof and pursuant to Section 5.11 of the Stock Purchase Agreement dated as of May 24, 1991 between REN Corporation-USA (the "Corporation") and COBE Laboratories, Inc. ("COBE"), as amended through April 26, 1994, the Corporation, pursuant to the duly authorized action of its Board of Directors, hereby requests Gambro AB, a Swedish company ("Gambro"), COBE, a wholly owned indirect subsidiary of Gambro, and REN Acquisition Corp., a Tennessee corporation and a wholly owned subsidiary of COBE ("Purchaser"), to enter into an Agreement and Plan of Merger, dated as of September 12, 1995, among Gambro, COBE, Purchaser and the Corporation and to consummate the transactions contemplated thereby in accordance with the terms and conditions thereof.

                                          Very truly yours,
                                          REN CORPORATION-USA

                                          By:      /s/ LAWRENCE J. CENTELLA
                                              ..................................

                                              Name: Lawrence J. Centella
                                              Title: President and Chief
                                                       Executive Officer

    The Merger Agreement was executed and delivered by the parties thereto on September 12, 1995 and the transaction was announced on the morning of September 13, 1995.

THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit hereto. Such summary is qualified in its entirety by reference to the Merger Agreement.

    The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the conditions that are described in the Offer to Purchase (see THE TENDER OFFER--Section 10. Certain Conditions of the Offer"). Purchaser and COBE have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer or which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in the Offer to Purchase.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with Tennessee Law, at the Effective Time (as defined in the Merger Agreement), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving

Corporation and will become a wholly owned subsidiary of COBE after the Merger. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held by the Company, or owned by Purchaser, COBE or any direct or indirect wholly owned subsidiary of COBE or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly an appraisal for such stockholders' Shares in accordance with Tennessee Law) shall be cancelled and converted automatically into the right to receive the Merger Consideration.

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of Common Stock of the Surviving Corporation (as defined in the Merger Agreement).

    The Merger Agreement provides that the directors of the Company immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Merger and that the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Merger. The Merger Agreement provides that, at the Effective Time, the Charter of the Company, as in effect immediately prior to the Effective Time, will be the Charter of the Surviving Corporation. The Merger Agreement also provides that the By-laws of the Company, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

    The Merger Agreement also provides that each holder of an Option (as defined in the Merger Agreement) to purchase shares of Company Common Stock under the Company's Stock Option Plan (as defined in the Merger Agreement) which Option is outstanding immediately prior to the Effective Time (whether or not then exercisable) shall, pursuant to the Cancellation of Options Agreements, entered into by the Company with each holder of Options, be entitled to receive, and shall receive, in settlement and cancellation thereof, an amount in cash equal to the product of (i) the excess, if any, of the amount of the Per Share Amount over the exercise price of each such Option and (ii) the number of shares of Company Common Stock covered by such Option. All payments by the Company in respect of Options, other than Options granted within six months prior to the Effective Time, shall be made promptly following the Effective Time. Payments in respect of Options granted within six months prior to the Effective Time shall be made six months and one day after the date of grant of such Options. The Company shall cause the Stock Option Plan to terminate as of the Effective Time and certificates evidencing Options shall be deemed to be cancelled as of the Effective Time, and thereafter the only rights of participants therein shall be the right to receive the consideration described above. Under the Merger Agreement, the Company has agreed that prior to the Effective Time, the Company shall use its reasonable best efforts to cause each holder of an outstanding Option to acknowledge in writing the cancellation of such Option and to release the Company from any obligation in respect thereof in consideration for the payment provided herein and shall take such other action as may be necessary to carry out the foregoing terms.

    The Merger Agreement also provides that each holder of a Warrant (as defined in the Merger Agreement) to purchase shares of Company Common Stock, which Warrant is outstanding immediately prior to the Effective Time (whether or not then presently exercisable), shall, pursuant to the Cancellation of Warrant Agreements entered into by the Company with each of the Warrant holders, be entitled to receive, and shall receive, in settlement and cancellation thereof, an amount in cash equal to the product of (i) the excess, if any, of the Per Share Amount over the exercise price of each such Warrant and (ii) the number of shares of Company Common Stock covered by such Warrant. The Company shall cause each such Warrants to which it is a party to terminate as of the Effective Time, and thereafter the only rights of the holders of the Warrants shall be the right to receive the consideration described above. Under the Merger Agreement, the Company has agreed that prior to the Effective Time, the Company shall use its reasonable best efforts to cause each holder of an outstanding

Warrant to acknowledge in writing the termination of such Warrants and to release the Company from any obligation in respect thereof in consideration for the payment provided herein and shall take such other action as may be necessary to carry out the foregoing terms.

    The Merger Agreement also provides that the Company shall terminate the ESPP (as defined in the Merger Agreement) effective September 30, 1995 (the "Termination Date") pursuant to which (i) all further payroll deductions from each Participant (as defined in the ESPP) shall cease, (ii) the amount (the "Plan Amount") credited to the account of each Participant as of the Termination Date shall at the election of each Participant either (A) be paid by the Company to such Participant (without interest) as soon as administratively practicable or (B) be applied as of the Termination Date to the purchase of Shares in an aggregate amount equal to each Participant's Plan Amount at a price per Share equal to 85% of the lower of the Fair Market Value (as defined in the ESPP) per share of Common Stock on July 1, 1995 or on the Termination Date (rounded up to the next whole dime), in accordance with the terms of the current phase under the ESPP, and (iii) for purposes of the current phase, the Termination Date shall be treated for all purposes of the ESPP as the last day of such phase. Under the Merger Agreement, in the event that a Participant makes no election under clause (ii) above, such Participant shall be deemed to have elected as of the Termination Date to apply such Participant's Plan Amount to the purchase of Shares in accordance with the provisions of clause (ii)(B) above.

    Agreements of COBE, Purchaser and the Company. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company, acting through the Board acting upon the unanimous recommendation of the Special Committee, shall, in accordance with applicable law and the Company's Charter and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). Purchaser presently owns 10,036,221 Shares constituting approximately 53% of the Shares. If all of the outstanding Options and Warrants were to be exercised, Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement without the approval of any other holder of Shares.

    The Merger Agreement provides that the Company shall, if required by applicable law, as promptly as practicable following consummation of the Offer, file with the Commission (as defined in the Merger Agreement) under the Exchange Act (as defined in the Merger Agreement), and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting. The Company has agreed, unless in breach of its fiduciary duties under applicable law as advised by outside counsel, to include in the Proxy Statement the unanimous recommendation of the Board, acting upon the unanimous recommendation of the Special Committee, that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its reasonable best efforts to obtain such approval and adoption. At such Stockholders' Meeting, Gambro, COBE and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby.

    The Merger Agreement further provides that COBE shall cause the Surviving Corporation to keep in effect the provisions in its Charter and By-laws containing the provisions with respect to exculpation of director and officer liability and indemnification set forth in the Charter and By-laws of the Company on the date of this Agreement to the fullest extent permitted under applicable law, which provisions shall not be amended, repealed or otherwise modified except as required by applicable law or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder. Under the Merger Agreement, from and after the Effective Time, Gambro and COBE each agree, jointly and severally, to guarantee and to cause the Surviving Corporation to perform all of its obligations under the Charter and By-laws of the Company with respect to indemnification. The Merger Agreement provides that to the extent that the foregoing or the provisions of the Charter or By-laws of the Surviving Corporation shall not serve to indemnify and hold harmless each present and former director and officer or the Company (the "Indemnified Parties"), after the Effective Time, Gambro and COBE shall, subject to the terms set forth in the Merger Agreement, indemnify and hold harmless, to the fullest extent permitted under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is to entitled to indemnification), each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts and paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement for a period of six years after the date of the Merger Agreement; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

    The Merger Agreement provides that COBE shall cause the Surviving Corporation to use its best efforts to maintain in effect for six years from the Effective Time, if available, the coverage provided by current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time.

    The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger.

    The Merger Agreement provides that in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

    The Merger Agreement provides that Gambro guarantees the performance by COBE and Purchaser of their agreements and obligations under the Merger Agreement.

    Representations and Warranties. The Merger Agreement contains certain customary representations and warranties of the parties thereto.

    Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Tennessee Law and the Company's Charter; (b) the parties to the Merger Agreement shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time; (c) no governmental authority or other agency or commission or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Gambro, COBE or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement; and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this conditions shall not be applicable to the obligations of Gambro, COBE or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase Shares validly tendered and not withdrawn pursuant to the Offer.

    Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement by the stockholders of the
Company: (a) by mutual written consent of Gambro, COBE, Purchaser and the Special Committee; (b) by either COBE, Purchaser or the Special Committee if (i) the Effective Time shall not have occurred on or before March 31, 1996; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by COBE if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in the Offer to Purchase, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Gambro, COBE or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Gambro, COBE or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Special Committee, acting on behalf of the Company, shall have withdrawn or modified in a manner adverse to Purchaser or COBE its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; (d) by the Special Committe acting on behalf of the Company, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; (e) prior to the purchase of Shares pursuant to the Offer, by the Special Committee, acting on behalf of the Company, (i) if any representation or warranty of Gambro, Parent or Purchaser was untrue or incorrect in any material respect when made and on and as of the expiration of the Offer, except for changes contemplated by the Merger Agreement, with the same force and effect as if made on and as of the date of such expiration, or in the case of a representation or warranty made or given as of a specified time, if such representation or warranty was untrue or incorrect in any material respect as of such time, or (ii) if Parent, Purchaser or Gambro has failed to perform or comply with, in any material respect, any of their covenants and agreements in the Merger Agreement; or (f) by either Parent, Purchaser or the Special Committee, acting on behalf of the Company, if the conditions to the Merger are not reasonably capable of being satisfied on or before March 31, 1996.

    In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

    All fees, costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any such transaction is consummated; provided, however, that the Purchaser and the Company shall each pay for one-half of all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby which are payable to the Commission and to any financial or other printer.

THE STOCK PURCHASE AGREEMENTS

    COBE and the Company are parties to the Stock Purchase Agreements pursuant to which COBE purchased from the Company, and the Company issued Shares to COBE. Copies of the Stock Purchase Agreements are filed as an Exhibit hereto. Under the Stock Purchase Agreements, so long as COBE owns a majority of the issued and outstanding Common Stock, COBE may designate a majority of the members of the Board. Under the Stock Purchase Agreements, COBE agreed that for five years after May 24, 1991, the closing date of the purchase of Shares by COBE pursuant to one of the Stock Purchase Agreements which was dated as of May 11, 1991, COBE would not directly or indirectly, unless specifically requested to do so in writing in advance by the Board, (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, beneficial ownership of any securities of the Company, any debt claims of the Company, any securities convertible or exchangeable into or exercisable into or exercisable for any securities or assets of the Company, or any rights or options to acquire such ownership, except pursuant to COBE's preemptive rights (described below); (ii) propose to enter into any merger or business combination involving the Company, except and unless the Company enters into a definitive agreement with a third party contemplating a merger, consolidation or similar transaction in which all or a majority of the Company's equity securities or substantially all of its assets are to be acquired by such third party, in which case COBE may make a Financially Superior Offer (as defined in such Stock Purchase Agreement); (iii) make, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the Exchange Act) to vote any securities of the Company; (iv) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company; (v) otherwise act, alone or in concert with others, to seek to control or exercise (other than through its representation on the Board) a controlling influence over the management, Board or the business of the Company; (vi) call a meeting of the Company's stockholders; and (vii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing.

    The Stock Purchase Agreements provide that so long as COBE owns more than 15% of the then outstanding Shares, COBE shall, in the event the Company issues Shares or any other voting securities, have the option to purchase from the Company sufficient Shares or other voting securities to permit COBE to maintain its percentage ownership of Shares or of the total voting power it had immediately prior to such issuance. Furthermore, the Company is required to notify COBE within 15 days of the end of each calendar quarter of the number of Shares and the number of voting securities outstanding as of such date. In general terms, at the end of each calendar quarter COBE has the option to purchase from the Company additional Shares to the extent necessary to permit COBE to maintain 50.1% of the Company's total voting power. The per Share purchase price for such Shares shall be the average of the closing bid and asked prices of the Shares on each day during such calendar quarter.

    The Stock Purchase Agreements set forth a supply arrangement under which the Company and its subsidiaries agreed to purchase a minimum of 75% of their requirements for renal dialysis machines and all bloodlines used therewith from COBE on overall terms and conditions no less favorable than those offered by COBE to independent third parties. However, the 75% minimum specified above shall be reduced to the extent that medical directors in charge of facilities which have generated more than 25% of the Company's aggregate purchases of renal dialysis machines have delivered written objections to the use of such machines. Under the Stock Purchase Agreements, the foregoing supply arrangement terminates on the earlier of (i) May 24, 1997, being the sixth anniversary of the closing date of one of the Stock Purchase Agreements which was dated as of May 11, 1991 or (ii) at such time that COBE owns less than 20% of the Shares for a period of 45 consecutive days after any calendar quarter. During 1994, 1993 and 1992, the Company paid $7,845,189, $6,801,258 and
$3,071,739, respectively, for equipment and supplies received from COBE. The Stock Purchase Agreements also provide that during the time that COBE owns 15% or more of the Shares and for one year thereafter (i) COBE shall not, without the Company's consent, engage in providing, or invest in any entity that provides, renal dialysis services and related laboratory services in North America within a 75 mile radius of the Company's existing facilities ("Existing Regions") or in locations identified by the Company ("Identified Regions") as a location of likely expansion, (ii) COBE shall disclose to the Company all acquisition opportunities of renal dialysis services centers in North America outside the Existing Regions and Identified Regions and shall engage in good faith discussions with the Company regarding strategic business ventures concerning such acquisition opportunities, provided, however, that the Company shall not acquire such acquisition opportunities without COBE's written consent, which consent shall be given if COBE is no longer actively pursuing such acquisition opportunity, and (iii) COBE, the Company and their respective affiliates shall not solicit or entice away any of their respective employees or employ any such employee until one year after such employee leaves the employ of such company or affiliate.

    Under the Stock Purchase Agreements, COBE received two "demand" registration rights and certain "piggyback" registration rights in respect of Shares, subject to customary "cutbacks". Under the Stock Purchase Agreements, so long as directors designated by COBE constitute a majority of the Board, no amendment to any of the Stock Purchase Agreements will be effective unless it is approved by a majority of the Company's directors who were not designated by COBE.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    The Company, acting through the Board acting upon the unanimous recommendation of the Special Committee, has approved of and consented to the Offer, and the Board, acting upon the unanimous recommendation of the Special Committee, at a meeting duly called and held on September 12, 1995, has unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares, (B) approved and adopted the Merger Agreement, the execution of the Merger Agreement and the transactions contemplated by the Merger Agreement (which approval includes the approval of a majority of the Company's disinterested directors, as required both by the Tennessee Business Corporation Act and by Article X of the Company's By-laws), and (C) recommended that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

    In reaching its conclusions, the Special Committee considered a number of factors (some of which had been discussed at earlier meetings), including, without limitation, the following:

    . The price of $20.00 per Share represents a substantial premium over the market price of the Common Stock prior to the announcement of Cobe's Proposal and was higher than the highest historical market price for the Common Stock prior to such announcement.

    . The fact that stock market prices, both for the Company and in the United
      States in general, are at or near historic highs, indicating that the timing of a transaction is not unfavorable for the minority stockholders.

    . The Special Committee's perception, after consultation with its financial advisors, that $20 per Share is, based on a number of tests, including a comparison of recent comparable transactions involving the buy-out of minority stockholders, a reasonable price for the minority stockholders' Shares.

    . The Special Committee's knowledge of the Company's business, measured against the possibility of changes in the legal and regulatory climate in the healthcare industry and other factors that might affect the Company's business.

    . The existence of the Standstill Provision prohibiting COBE and its affiliates from purchasing Shares and a covenant not to compete with the Company by COBE and its affiliates in the Stock Purchase Agreements,
      Article X of the Company's By-laws (prohibiting a transaction between the Company and an affiliate without the approval of a majority of disinterested directors), the fact that the Standstill Provision will expire on May 24, 1996 and that the Company's By-laws can be amended by the holders of two-thirds of the Shares.

    . The possibility that, because of a decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the minority stockholders would obtain for their Shares in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger.

    . The opinion of Alex. Brown that the cash consideration to be received by the stockholders of the Company other than Gambro, COBE, Purchaser and their affiliates pursuant to the Merger Agreement was fair from a financial point of view to such stockholders as of the date of the opinion.

    None of the factors considered by the Special Committee, including the foregoing factors, was dispositive to the Special Committee's conclusions, nor did the Special Committee assign any relative priority to the various factors considered.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated as of August 10, 1995 (the "Engagement Letter") between the Special Committee, the Company and Alex. Brown, the Company paid Alex. Brown a fee of $100,000 in consideration of its services as the Special Committee's financial advisor. The Company also agreed to pay Alex. Brown an additional fee of $800,000 for its services as the Special Committee's financial advisor upon the earlier to occur of (i) the conclusion of the Special Committee's work with regard to the transaction proposed by COBE (regardless of whether there was an agreement regarding any business combination transaction or whether any business combination transaction was consummated) (ii) the execution of a definitive agreement for a business combination transaction or (iii) 90 days from the date of the Engagement Letter. The Engagement Letter also provides that if Alex. Brown is requested to deliver any additional opinions with respect to amended or revised offers, the Company will pay Alex. Brown an additional fee of $100,000 upon delivery of each such additional opinion. The Company also agreed to indemnify and hold harmless Alex. Brown and each of its directors, officers, agents, employees and controlling persons against any losses, claims, damages or liabilities related to or arising out of Alex. Brown's engagement. If such indemnification is not available, the Company agreed to contribute to the losses, claims, damages or liabilities in proportion to the relative benefits received by the Company and the party seeking contribution as well as in proportion to the relative faults of the Company and the party seeking contribution. The Company also agreed to pay all of Alex. Brown's reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel.

    Neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    The Company, and to the best knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries has effected any transaction in the Company's securities in the past 60 days. To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also stockholders intend to either tender their Shares in the Offer or vote in favor of the Merger.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
-----------------  -------------------------------------------------------------------------

Exhibit 99(a)(1)   Offer to Purchase dated September 19, 1995.

Exhibit 99(a)(2)   Press Release dated September 13, 1995.

Exhibit 99(a)(3)   Letter to Shareholders of the Company dated September 19, 1995.

Exhibit 99(c)(1)   Agreement and Plan of Merger, dated as of September 12, 1995 among the
                   Company, Gambro, COBE and Purchaser.

Exhibit 99(c)(2)   Stock Purchase Agreement, dated as of May 11, 1991, as amended, between the Company and COBE.

Exhibit 99(c)(3)   Stock Purchase Agreement, dated as of February 9, 1992, as amended, between the Company and COBE.

Exhibit 99(c)(4)   Stock Purchase Agreement, dated as of July 2, 1992, as amended, between the Company and COBE.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 1995           /s/ LAWRENCE J. CENTELLA
------------------   -------------------------------------------
      (Date)         Lawrence J. Centella
                     President and Chief Executive
                     Officer

                                                                         ANNEX I

                        [ALEX. BROWN & SONS LETTERHEAD]

                                                              September 12, 1995

Special Committee of the
  Board of Directors
REN Corporation--USA
6820 Charlotte Pike
Nashville, TN 37209

Dear Sirs:

    REN Corporation--USA ("REN"), Gambro AB ("Gambro"), COBE Laboratories, Inc., a Colorado corporation and indirect wholly owned subsidiary of Gambro ("Parent"), and REN Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), have entered into an Agreement and Plan of Merger dated as of September 12, 1995 (the "Agreement") pursuant to which Purchaser shall make a tender offer (the "Offer") to purchase all the issued and outstanding shares of common stock, no par value, of REN (the "Common Stock") at a price of $20.00 per share, net to the seller in cash. The Agreement also provides that, following the Offer, Purchaser shall be merged with and into REN (the "Merger"), and that each then outstanding share of Common Stock, other than shares held by Parent, Purchaser and their affiliates, will be converted into the right to receive $20.00 in cash. You have requested our opinion regarding the fairness, from a financial point of view, of the cash consideration to be received by the stockholders of REN, other than Gambro, Parent, Purchaser and their affiliates, pursuant to the Agreement.

    Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements, and valuations for corporate and other purposes. We have served as financial advisor to the Special Committee of the Board of Directors of REN in connection with the transaction contemplated by the Agreement and will receive a fee for our services. We regularly publish research reports regarding the health care industry and the businesses and securities of publicly owned companies in that industry.

    In connection with this opinion, we have reviewed the Agreement and certain publicly available financial information concerning REN. We have reviewed certain internal financial analyses of REN made available to us by the management of REN and have held discussions with members of the senior management of REN regarding the business and prospects of REN. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of REN, (ii) compared certain financial and stock market information for REN with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, and (iv) performed such other studies and analyses and took into account such other matters as we deemed necessary.

    We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the REN senior management as to the likely future performance of REN. In addition, we have not made an independent valuation or appraisal of the assets of REN, nor have we been furnished with any such valuation or appraisal. We have relied, with your permission, on the statement made by Parent that Parent would not consent to the sale of REN and we were not requested or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Common Stock, REN or any of its constituent businesses. Our opinion is based on market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter.

    It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of REN only and may not be used for any other purpose without our prior written consent, provided, however, that we hereby consent to the inclusion of this opinion in any offer to purchase,
Schedule 14D-9, Schedule 13E-3 or proxy statement used in conjunction with the Offer or the Merger.

    Based on the analysis described above and subject to the foregoing limitations and qualifications, it is our opinion that the cash consideration to be received by the stockholders of REN other than Gambro, Parent, Purchaser and their affiliates pursuant to the Agreement is fair from a financial point of view to such stockholders as of the date of delivery of this letter.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

                                      A-2